12010328

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington DC
123

SEC FILE NUMBER
8-68324

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tykhe Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

69 Mount Vernon Street
(No. and Street)

Boston (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Evan Schulman 617-692-2938
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider, Schneider & Associates P.C.
(Name – *if individual, state last, first, middle name*)

35 Braintree Hill Office Park (Address) Braintree (City) MA (State) 02184 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/2/12

AB 3/19

OATH OR AFFIRMATION

I, Evan Schulman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tykhe Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LORI A. JUDD
Notary Public, Commonwealth of Massachusetts
My Commission Expires April 13, 2018

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)

Financial Statements
Year ended December 31, 2011

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)
Year ended December 31, 2011

Contents

SCHNEIDER, SCHNEIDER & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
35 BRAINTREE HILL OFFICE PARK
BRAINTREE, MASSACHUSETTS 02184-8709
TEL. (781) 843-6601
FAX (781) 849-6772

Independent Auditors' Report

Member
Tykhe Securities, LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Tykhe Securities, LLC (a wholly owned subsidiary of Tykhe, LLC) as of December 31, 2011 and the related statement of loss, member's equity and comprehensive income and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tykhe Securities, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 8 through 12 is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider, Schneider & Associates, PC

February 20, 2012

TYKHE SECURITIES, LLC

(a wholly owned subsidiary of Tykhe, LLC)

Statement of Financial Position
December 31, 2011

ASSETS

Assets:	
Cash and cash equivalents	$ 19,664
Total assets	$ 19,664

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$ -
Member's equity:	19,664
Total liabilities and member's equity	$ 19,664

See notes to financial statements.

TYKHE SECURITIES, LLC

(a wholly owned subsidiary of Tykhe, LLC)

Statement of Loss
Year Ended December 31, 2011

Revenues:	$ -
Operating expenses:	
Professional fees	2,485
Computer and internet	1,144
Other fees and expenses	1,107
	4,737
Loss from operations	(4,737)
Other income:	
Interest income	19
Net loss	$ (4,718)

See notes to financial statements

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)

Statement of Member's Equity
Year ended December 31, 2011

Balance, beginning	$	24,382
Net loss		(4,718)
Balance, ending	$	19,664

See notes to financial statements.

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)

Statement of Cash Flow
Year Ended December 31, 2011

Cash flows from operating activities:	
Net loss	$ (4,718)
Adjustments to reconcile net loss to net cash used by operating activities:	-
Net cash used by operating activities	(4,718)
Cash flows from investing activities:	-
Cash flows from financing activities:	-
Net decrease in cash	(4,718)
Cash, beginning of year	24,382
Cash, end of year	$ 19,664

See notes to financial statements.

1. Nature of business:

Tykhe Securities, LLC (the "Company") was formed on April 9, 2009 and is a wholly owned subsidiary of Tyke, LLC. The Company was formed for purposes of acting as a broker dealer on behalf of Tykhe, LLC via a licensing agreement between the Company and Tykhe, LLC (see Note 3).

The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies:

Basis of accounting:

The Company uses the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Income taxes:

The Company is a "disregarded entity" for federal and state income tax purposes. As such, the Company's revenues and expenses are reported with tax filing of Tykhe, LLC. Tykhe LLC is treated as a partnership for federal and state income tax purposes. No provision for federal or state income taxes has been made by the Company as the individual members of Tykhe, LLC are responsible for any tax consequences of their respective shares of the Company's profit or loss.

The Company accounts for uncertainty with regard to income taxes in accordance with accounting principles generally accepted in the United States of America. Since the Company is not a tax paying entity for federal and state income tax purposes, there are no material unrecognized tax benefits or adjustments to liabilities or operations required as of December 31, 2011.

Tykhe, LLC's tax returns, which include Tykhe Securities, LLC, for the years ended December 31, 2009 through 2011 are subject to examination by the internal revenue service and state taxing authorities, although no such examinations have been initiated as of the date of our audit report.

2. Summary of significant accounting policies: (Continued)

Subsequent Events:

Subsequent events were evaluated through February 20, 2012, which is the date the financial statements were available to be issued.

3. Related parties – licensing agreement:

Tykhe, LLC has a patent on the securitization of sales or gross revenues through "Sales Participation Certificates". The Certificates are placed by a placement agent pursuant to a placement agency agreement between a placement agent and an issuer. An outside investor may acquire a Certificate pursuant to a subscription agreement between the Issuer and the investor.

Tykhe Securities, LLC (the "Company") has a non-exclusive, royalty free, license agreement with Tykhe, LLC to commercially exploit and use Tykhe, LLC's patented product for the purpose of selling securities, as defined in the agreement.

Through December 31, 2011, the Company has sold no securities.

4. Net capital:

The Company will not receive any customer funds and securities and will not require the services of a clearing firm. Accordingly, pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $5,000 and will operate under a 15c3-3, exemption of the Customer Protection Rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $19,664 exceeding the minimum net capital requirement of $5,000 for the year.

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

Capital:	
Member's equity	$ 19,664
Nonallowable assets:	-
Net capital before security haircuts	19,664
Security haircuts	-
Net capital	19,664
Minimum dollar net capital requirement	5,000
Excess net capital	$14,664
Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	$ -

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)

Reconciliation of Net Capital Computation
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

A reconciliation of the net capital computation included herein with the unaudited net capital computation included in the FOCUS Report as of December 31, 2011 is as follows:

Unaudited net capital at December 31, 2011	$	19,664
Differences		-
Audited net capital at December 31, 2011	$	19,664

SCHNEIDER, SCHNEIDER & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

35 BRAINTREE HILL OFFICE PARK

BRAINTREE, MASSACHUSETTS 02184-8709

TEL. (781) 843-6601
FAX (781) 849-6772

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Member
Tykhe Securities, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplementary information of Tykhe Securities, LLC (the "Company") for the year ended December 31, 2011 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and 2recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider, Schneider + Associates PC

February 20, 2012

COMPUTATION AND RESERVE REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 20112010

Tykhe Securities, LLC is exempt from the reserve requirements pursuant to SEC Rule 15c3-1 under paragraph (k) (2) (ii).

SCHNEIDER, SCHNEIDER & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

35 BRAINTREE HILL OFFICE PARK
BRAINTREE, MASSACHUSETTS 02184-8709
TEL. (781) 843-6601
FAX (781) 849-6772

Independent Accountants' Agreed-Upon Procedures Report

Board of Directors
Tykhe Securities, LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Tykhe Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Tykhe Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Tykhe Securities, LLC's management is responsible for the Tykhe Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and the Company operating account noting no differences; (there were none)

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. For commissions and clearance paid, we reviewed the general ledger detail for the account and tied and agreed three randomly selected months to the Clearing Statements, noting no differences; (there were none)

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schneider, Schneider & Associates PC

February 20, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 31 Dec, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Evan Schulman
617-519-4568

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) 0

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

—

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tyrhe Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 17th day of Jan, 2012

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1 Jan, 2011
and ending 31 Dec, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 18
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	18
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0 (to page 1, line 2.A.)